UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    June 30, 2022

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding the Filing of Annual Report on Form 20-F

with the U.S. Securities and Exchange Commission

TOKYO, June 30, 2022 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Jun Ohta) hereby announces that, on June 29, 2022 (Eastern Daylight Time), the Company filed an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

A copy of the annual report on Form 20-F can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Holders of the Company’s American Depositary Receipts may request a hard copy of the Company’s complete audited financial statements free of charge through the Company’s website.

Attachment:

(Reference 1) Consolidated Financial Statements (IFRS)

(Reference 2) Reconciliation with Japanese GAAP

This document contains a summary of the Company’s consolidated financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 29, 2022. This document does not contain all of the information in the Form 20-F that may be important to you. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference 1) Consolidated Financial Statements (IFRS)

Consolidated Statements of Financial Position

		(In millions)
	At March 31, 2021	At March 31, 2022
Assets:
Cash and deposits with banks	¥73,090,816	¥75,697,521
Call loans and bills bought	2,553,468	1,965,135
Reverse repurchase agreements and cash collateral on securities borrowed	11,738,072	11,303,930
Trading assets	3,140,736	3,736,296
Derivative financial instruments	5,521,617	6,443,748
Financial assets at fair value through profit or loss	1,744,848	1,695,585
Investment securities	31,051,461	32,749,405
Loans and advances	97,714,938	104,635,815
Investments in associates and joint ventures	886,685	1,009,738
Property, plant and equipment	1,754,661	1,762,996
Intangible assets	819,720	992,849
Other assets	4,945,631	6,063,907
Current tax assets	33,376	44,941
Deferred tax assets	28,958	58,981

Total assets	¥235,024,987	¥248,160,847

Liabilities:
Deposits	¥155,493,654	¥162,593,492
Call money and bills sold	1,368,515	1,130,000
Repurchase agreements and cash collateral on securities lent	18,509,906	20,113,162
Trading liabilities	2,080,826	3,181,992
Derivative financial instruments	4,949,433	6,966,336
Financial liabilities designated at fair value through profit or loss	239,519	455,734
Borrowings	19,423,355	20,584,651
Debt securities in issue	11,228,600	11,428,437
Provisions	224,274	227,784
Other liabilities	8,777,502	8,386,774
Current tax liabilities	53,718	51,513
Deferred tax liabilities	399,535	259,280

Total liabilities	222,748,837	235,379,155

Equity:
Capital stock	2,341,274	2,341,878
Capital surplus	722,595	645,382
Retained earnings	6,078,208	6,434,605
Treasury stock	(13,699)	(13,403)

Equity excluding other reserves	9,128,378	9,408,462
Other reserves	2,430,857	2,546,294

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	11,559,235	11,954,756
Non-controlling interests	68,379	93,325
Equity attributable to other equity instruments holders	648,536	733,611

Total equity	12,276,150	12,781,692

Total equity and liabilities	¥235,024,987	¥248,160,847

Consolidated Income Statements

	(In millions, except per share data)
	For the fiscal year ended March 31,

	2021	2022

Interest income	¥1,780,370	¥1,747,654

Interest expense	397,245	303,716

Net interest income	1,383,125	1,443,938

Fee and commission income	1,174,382	1,248,225

Fee and commission expense	201,723	209,762

Net fee and commission income	972,659	1,038,463

Net trading income	237,746	280,339

Net income from financial assets and liabilities at fair value through profit or loss	280,012	200,249

Net investment income	153,820	65,744

Other income	138,223	108,727

Total operating income	3,165,585	3,137,460

Impairment charges on financial assets	282,486	279,978

Net operating income	2,883,099	2,857,482

General and administrative expenses	1,679,115	1,801,621

Other expenses	283,879	368,559

Operating expenses	1,962,994	2,170,180

Share of post-tax profit (loss) of associates and joint ventures	36,373	(10,838)

Profit before tax	956,478	676,464

Income tax expense	251,402	161,389

Net profit	¥705,076	¥515,075

Profit attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥687,483	¥499,573

Non-controlling interests	4,471	4,771

Other equity instruments holders	13,122	10,731

Earnings per share:

Basic	¥501.73	¥364.46

Diluted	501.49	364.31

Consolidated Statements of Comprehensive Income

	(In millions)
	For the fiscal year ended March 31,

	2021	2022

Net profit	¥705,076	¥515,075

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans:

Gains (losses) arising during the period, before tax	327,681	33,081

Equity instruments at fair value through other comprehensive income:

Gains (losses) arising during the period, before tax	1,183,628	102,183

Own credit on financial liabilities designated at fair value through profit or loss:

Gains (losses) arising during the period, before tax	(4,981)	5,729

Share of other comprehensive income (loss) of associates and joint ventures	6,375	944

Income tax relating to items that will not be reclassified	(465,333)	(43,341)

Total items that will not be reclassified to profit or loss, net of tax	1,047,370	98,596

Items that may be reclassified subsequently to profit or loss:

Debt instruments at fair value through other comprehensive income:

Gains (losses) arising during the period, before tax	(186,656)	(512,814)

Reclassification adjustments for (gains) losses included in net profit, before tax	(79,711)	113,334

Exchange differences on translating foreign operations:

Gains (losses) arising during the period, before tax	86,842	404,292

Reclassification adjustments for (gains) losses included in net profit, before tax	446	192

Share of other comprehensive income (loss) of associates and joint ventures	2,960	30,891

Income tax relating to items that may be reclassified	82,405	113,538

Total items that may be reclassified subsequently to profit or loss, net of tax	(93,714)	149,433

Other comprehensive income, net of tax	953,656	248,029

Total comprehensive income	¥1,658,732	¥763,104

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥1,640,700	¥746,012

Non-controlling interests	4,910	6,361

Other equity instruments holders	13,122	10,731

(Reference 2) Reconciliation with Japanese GAAP

(In billions)

	At and for the fiscal year ended March 31, 2022

	Total equity	Net profit

IFRS	¥ 12,781.7	¥ 515.1

Differences arising from different accounting for:

1. Scope of consolidation	137.3	(3.0)

2. Derivative financial instruments	(179.8)	(136.9)

3. Investment securities	(424.1)	189.2

4. Loans and advances	406.6	54.4

5. Investments in associates and joint ventures	177.3	61.5

6. Property, plant and equipment	15.5	(9.0)

7. Lease accounting	1.9	0.9

8. Defined benefit plans	69.8	67.0

9. Deferred tax assets	(36.1)	6.8

10. Foreign currency translation	-	40.7

11. Classification of equity and liability	(738.5)	(10.9)

Others	(12.7)	(0.8)

Tax effect of the above	(1.6)	(59.9)

Japanese GAAP	¥ 12,197.3	¥ 715.1

A brief explanation of adjustments with significant impacts arising from differences in equity and/or net profit between Japanese GAAP and IFRS is provided below. For a more detailed explanation, please refer to “Item 5. Operating and Financial Review and Prospects – Reconciliation with Japanese GAAP” in the annual report on Form 20-F filed on June 29, 2022 (Eastern Daylight Time).

Scope of Consolidation (Item 1)

•

Under IFRS, the Group consolidates an entity when it “controls” the entity. In general, the Group considers that it controls an entity when it has the existing rights that give it the current ability to direct the operating and financing policies by owning more than half of the voting power, or by legal or contractual arrangements.

•

All types of entities, irrespective of their purpose or legal form, are consolidated under IFRS when the substance of the relationship between the entities and the Group indicates that the entities are controlled by the Group. Therefore certain entities such as securitization vehicles which are not consolidated under Japanese GAAP are consolidated under IFRS.

Derivative financial instruments (Item 2)

(Hedge accounting)

•

The Group applies hedge accounting under Japanese GAAP. However, the qualifying criteria for certain hedge accounting under IFRS are more rigorous than those under Japanese GAAP. Therefore, except for fair value hedge accounting and hedge accounting for net investments in foreign operations the Group applies under IFRS, the effects of hedge accounting under Japanese GAAP have been reversed under IFRS.

Investment securities (Item 3)

(Fair value measurement of investment securities)

•

Under Japanese GAAP, stocks and financial instruments similar to stocks that are not traded in an active market, such as unlisted stocks, are measured at cost if they are classified as available-for-sale, whereas, under IFRS, those are measured at fair values determined by using valuation techniques.

(Changes in fair value of investment securities)

•

Under Japanese GAAP, the changes in fair value of available-for-sale financial assets are recognized in other comprehensive income and subsequently transferred to profit or loss on their disposal. Under IFRS, the Group made an irrevocable election for some equity instruments to present subsequent changes in fair value in other comprehensive income. The changes in fair value of those equity instruments presented in other comprehensive income are not subsequently transferred to profit or loss.

•

Some available-for-sale financial assets under Japanese GAAP, including investment funds, are classified as financial assets measured at fair value through profit or loss, and therefore the changes in their fair values are recognized in profit or loss under IFRS.

Loans and advances (Item 4)

(Impairment of loans and advances)

•

Under Japanese GAAP, the allowance for loan losses is calculated based on credit assessments at the end of the reporting period. A collective allowance is calculated using historical loss experience based on historical results according to the obligor grade, adding forward looking information as appropriate. The allowance for specifically identified significant loans is calculated by the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the relevant loan. For the remaining loans, an individual allowance is calculated based on the estimated uncollectible amount considering historical loss experience and the recoveries from collateral, guarantees and any other collectible cash flows.

•

Under IFRS, measurement of expected credit losses (“ECL”) depends on whether the credit risk on the financial asset has increased significantly since initial recognition. If there is not a significant increase in credit risk on that financial asset since initial recognition, an allowance is measured at an amount equal to 12-month expected credit losses. Otherwise, an allowance is measured at an amount equal to lifetime expected credit losses. The allowance for loan losses for individually significant impaired loans is calculated by the DCF method based on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate, which differs from the calculation of the DCF method under Japanese GAAP. The scope of loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP. ECL are measured in a way that reflects not only past events, but also current conditions and forecasts of future economic conditions.

(Loan origination fees and costs)

•

Under Japanese GAAP, loan origination fees and costs are generally recognized in the consolidated income statement as incurred. Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Deferred tax assets (Item 9)

•

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of financial instruments of which the timing of the reversal is difficult to estimate cannot be recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.

Classification of equity and liability (Item 11)

•

Under IFRS, a financial instrument or its component parts are classified as equity instruments or financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities and equity instruments. A financial instrument is classified as a financial liability if there is a contractual obligation to deliver cash or another financial asset other than a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. In the absence of such a contractual obligation, the financial instrument is classified as an equity instrument.